Exhibit 99.1

December 5, 2025

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, N.E.

Washington, D.C. 20549-2000

Dear Commissioners:

We have read the section Change in Registrant’s Certifying Accountant of Form 6-K of MoneyHero Limited (the “Registrant”) dated December 5, 2025, and are in agreement with the statements contained in the second and third paragraphs therein. We have no basis to agree or disagree with other statements of the Registrant contained therein.

Yours sincerely,

/s/ Ernst & Young